July 6, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.:	Ms. Patsy Mengiste
Document Control — EDGAR

RE:	RiverSource International Series, Inc.
Threadneedle Asia Pacific Fund

Post-Effective Amendment No. 50
File No. 2-92309/811-4075
Dear Ms. Mengiste:
This letter responds to your additional comments received by telephone on July 6, 2009. Comments and responses are outlined below:
PROSPECTUS

Comment 1:	Please provide additional explanation on the need to accelerate the effective date for Threadneedle Asia Pacific Fund.

Response:	The above-referenced Registrant respectfully requests to accelerate the effective date for Threadneedle Asia Pacific Fund in order to accommodate a specific client request to have the Fund available for sale on or about July 1, 2009.

In late May, 2009, a large institutional client (“Client”) approached RiverSource Investments, LLC (“RiverSource”) and requested that RiverSource launch a fund with the strategy to be employed by Threadneedle Asia Pacific Fund (the “Strategy”). Client currently invests in an open-end investment company regulated by the Financial Services Authority which is managed by the same portfolio management team and employs a strategy similar to the Strategy. Client is a sponsor of a discretionary wrap program (the “Wrap Program”) and has determined that offering a mutual fund regulated by the Investment Company Act of 1940, as amended, which employs the Strategy within its Wrap Program is in the best interests of its clients. Client has indicated that Threadneedle Asia Pacific Fund must be available for sale in early July in order to be available for the scheduled change in investment options which occurs within the Wrap Program.

Promptly upon becoming aware of Client’s interest in late May, RiverSource obtained approval from the Board of Directors/Trustees of the RiverSource Family of Funds (the “Board”) to file a 485(a) (the “Preliminary Filing”) with the Securities and Exchange Commission (“SEC”), including acceleration of effectiveness to meet Client’s request. The Preliminary Filing was completed on May 29, 2009. On June 11, 2009, final approval of Threadneedle Asia Pacific Fund was granted by the Board, pending SEC approval.

To the extent you require additional information or detail regarding the request for acceleration or the reasons therefor, please contact us at the contact information listed at the end of this letter at your earliest convenience.
Comment 2: Please revise the “Derivatives Risk” disclosure to clearly identify what risks investors are exposed to if the Fund invests in derivatives, not the risk/reward (i.e., gain/loss) that may result from such investments;

Response:	The Derivatives Risk section has been revised as follows:

Derivatives Risk. Derivatives are financial instruments that have a value which depends upon, or is derived from, the value of something else, such as one or more underlying securities, pools of securities, options, futures, indexes or currencies. ~~Gains or l~~Losses involving derivative instruments may be substantial, because a relatively small price movement in the underlying security(ies), instrument, currency or index may result in a substantial ~~gain or~~ loss for the Fund. In addition to the potential for increased losses, the use of derivative instruments may lead to increased volatility within the Fund. Derivative instruments in which the Fund invests will typically increase the Fund’s exposure to Principal Risks to which it is otherwise exposed, and may expose the Fund to additional risks, including counterparty credit risk, leverage risk, hedging risk, correlation risk, and liquidity risk.

Counterparty credit risk is the risk that a counterparty to the derivative instrument becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, and the Fund may obtain no recovery of its investment or may only obtain a limited recovery, and any recovery may be delayed.

Hedging risk is the risk that derivative instruments used to hedge against an opposite position may offset losses, but they may also offset gains. There is no guarantee that a hedging strategy will eliminate the risk which the hedging strategy is intended to offset, which may lead to losses within the Fund.

Correlation risk is related to hedging risk and is the risk that there may be an incomplete correlation between the hedge and the opposite position, which may result in increased or unanticipated losses.

Liquidity risk is the risk that the derivative instrument may be difficult or impossible to sell or terminate, which may cause the Fund to be in a position to do something the investment manager would not otherwise choose, including accepting a lower price for the derivative instrument, selling other investments or foregoing another, more appealing investment opportunity. Derivative instruments which are not traded on an exchange, including, but not limited to, forward contracts, swaps and over-the-counter options, may have increased liquidity risk.

Leverage risk is the risk that losses from the derivative instrument may be greater than the amount invested in the derivative instrument.

Certain derivatives have the potential for unlimited losses, regardless of the size of the initial investment. See the SAI for more information on derivative instruments and related risks.
The Staff had no additional comments except the requirement to make the following representation on behalf of each Registrant:
In connection with the filings listed above, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either Tara Tilbury at 612-671-7981 or Anna Butskaya at 612-671-4993.
Sincerely,
/s/ Tara W. Tilbury
Tara W. Tilbury
Counsel
Ameriprise Financial, Inc.